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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                            252165105
    (Title of class of securities)                              (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                 SEPTEMBER 3, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

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809046 v. 3

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,996,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,996,900

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,996,900
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.67%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                          1,996,900
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     1,996,900
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,996,900
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.67%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 8 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,996,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,996,900

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,996,900
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.67%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


                     This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and, together with ISP Opco and ISP Investments, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Since the filing of Amendment No. 1, ISP Investments purchased an aggregate of 359,900 Shares for total consideration (including brokerage commissions) of $13,585,337 from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the filing of this Amendment No. 2, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,996,900 Shares, representing approximately 8.67% of the Common Stock outstanding on September 7, 1999 (based on 23,037,976 shares of Common Stock outstanding as of June 30, 1999, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1999), which Shares were purchased for an average price per Share of $31.47 (including brokerage commissions). ISP Investments has direct beneficial ownership of all of such Shares.

                     ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.

                     Since the filing of Amendment No. 1, ISP Investments effected transactions in Shares in open market transactions as set forth in Schedule A hereto.

             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 8, 1999

                                 ISP OPCO HOLDINGS INC.
                                 ISP INVESTMENTS INC.
                                 INTERNATIONAL SPECIALTY PRODUCTS INC.


                                 By:      /s/ Richard A. Weinberg
                                          ------------------------------------
                                          Executive Vice President,
                                          General Counsel and Secretary

                                   SCHEDULE A

           The following schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons since the filing of Amendment No. 1. All transactions were effectuated in the open market through a broker.

          ISP Investments Inc. (through ISP Investments Grantor Trust)
          ------------------------------------------------------------

                           Number of Shares
         Date              Purchased/(Sold)            Price per Share*
         ----              ----------------            ----------------

       08/11/99                    100               $  37.6250
       08/11/99                  2,300                  37.8750
       08/11/99                  2,800                  37.7500
       08/11/99                  2,500                  38.0000
       08/19/99                 (5,300)                 38.3785
       08/20/99                 15,000                  38.5000
       08/20/99                 15,000                  38.6250
       08/20/99                  5,000                  38.5000
       08/20/99                  2,500                  38.5000
       08/20/99                  3,500                  38.5000
       08/20/99                    600                  38.3750
       08/20/99                 14,400                  38.5000
       08/23/99                  7,100                  38.5000
       08/23/99                 17,400                  38.6250
       08/23/99                 10,000                  38.5625
       08/23/99                 14,000                  38.5625
       08/23/99                 20,000                  38.3750
       08/23/99                    400                  38.5625
       08/23/99                  1,000                  38.5000
       08/23/99                  1,100                  38.3125
       08/23/99                  3,800                  38.3125
       08/23/99                  1,400                  38.3750
       08/23/99                  5,000                  38.3750
       08/23/99                  1,000                  38.3125
       08/23/99                  5,000                  38.3750
       08/23/99                  7,700                  38.3750
       08/24/99                  1,000                  37.8125
       08/24/99                  5,200                  37.8750
       08/24/99                  6,800                  37.9375
       08/24/99                  1,800                  37.8750
       08/24/99                  2,600                  37.9375
       08/24/99                  5,000                  38.0000
       08/24/99                  1,500                  38.0625
       08/24/99                  1,100                  38.1250
       08/24/99                    100                  37.6250
       08/24/99                  1,900                  37.7500
       08/24/99                  1,900                  37.9375
       08/25/99                  1,700                  38.0000
       08/25/99                    200                  37.9375
       08/25/99                  1,800                  37.8750

          ISP Investments Inc. (through ISP Investments Grantor Trust)
          ------------------------------------------------------------

                           Number of Shares
         Date              Purchased/(Sold)            Price per Share*
         ----              ----------------            ----------------

       08/25/99                    500               $  38.0625
       08/25/99                  1,000                  38.1250
       08/25/99                  2,800                  38.3125
       08/25/99                  1,600                  38.3125
       08/25/99                  2,700                  38.2500
       08/27/99                  1,700                  37.8750
       08/27/99                  2,800                  37.9375
       08/27/99                  7,500                  38.0000
       08/30/99                    500                  37.3750
       08/30/99                    500                  37.4375
       08/30/99                    100                  37.5000
       08/30/99                  3,000                  37.5000
       08/30/99                    300                  37.4375
       08/30/99                  2,600                  37.3750
       08/30/99                    100                  37.5000
       08/30/99                  1,500                  37.4375
       08/30/99                  4,400                  37.3750
       08/31/99                  5,000                  36.8125
       08/31/99                  1,400                  36.7500
       08/31/99                    900                  36.8125
       08/31/99                    200                  36.7500
       09/03/99                  3,300                  36.9375
       09/03/99                  5,000                  36.5000
       09/03/99                 10,000                  36.7500
       09/03/99                 10,000                  36.8750
       09/03/99                 11,000                  36.3750
       09/03/99                 20,000                  36.2500
       09/03/99                 25,000                  36.5000
       09/07/99                  6,300                  37.0000
       09/07/99                 11,300                  37.1250
       09/07/99                 22,200                  37.1875
       09/07/99                  1,700                  37.2500
       09/07/99                  6,500                  37.3750
       09/07/99                    600                  37.5000


           *Excluding commissions